

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256



08001826

1st April, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Board of Directors

This is to advise that Mr. C. R. Green has ceased to be a Non-Executive Director of the Company with effect from close of business on 31st March, 2008, on completion of his term, as approved by the Shareholders at the Annual General Meeting held on 27th July, 2007.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
          Division of Corporate Finance
          Office of International Corporate Finance
          Mail Stop 3-9
          450 Fifth Street
          Washington DC 20549
          U.S.A.

cc: Societe de la Bourse de Luxembourg
          11 Avenue de la Porte - Neuve
          L-2227 Luxembourg

END